June 23, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210
Division of Corporate Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Larry Spirgel

Re:           Gen2Media Corporation (the “Company”)
Amendment No. 3 to
Registration Statement on Form S-1 (“Form S-1”)
Filed May 23, 2008
File No. 333-147932

Dear Mr. Spirgel:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated June 3, 2008, addressed to Mary A. Spio, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of Amendment No. 4 to Form S-1 (the “Amended Registration Statement”), filed on June 10, 2008, have been referenced.

Management’s Discussion and Analysis or Plan of Operation. Page, 13
Plan of Operations and Financing Needs. page 13

1.	Please disclose the amount you expect to be paid from the Coca Cola contract in June and July.

Response: As a result of confidentiality concerns and limitations, the Company is not able to publicly disclose how much Coca Cola has paid them. However, the Company has revised its disclosure to indicate that it has entered into an agreement with a major food and beverage company for the production and delivery of content, and that Company has performed all of its work under said contract, and delivered the final product to this client on June 11, 2008, and is due to be paid $175,000 in June 2008 from this contract.

2.	We note your response to prior comment 4 and have additional comments as follows:

•
Refer to your statement that you expect to “realize substantial revenue beginning in June, 2008 and ... achieve sustained revenue and profitability beginning in said time.” Please qualify your disclosure to state, if true, that sustained revenue and profitability is not reasonably assured.

•	Please disclose your contract backlog. Refer to Item 101 (C)(1)(viii) of Regulation S -K.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

•	Please replace “July 97” with the correct effective date for the written Emmis agreement.

•
It is unclear to us why you stated that “revenue will continue indomitably” and that “revenue from Emmis as well as other clients ... is expected to sustain the Company’s operating indefinitely.”  In this regard, we note that renewal of the Emmis’ contract is outside your control and that as of the date of your filing, you have no other contracts already in place which will generate revenues indefinitely. Further, we note your statement that “there can be no assurance that those contracts will result in sufficient revenue and profit, and there is risk inherent in the revenue share agreements because [you] cannot accurately predict how much revenue will result from those partnerships as [you] do not know how much traffic and thus advertising revenue will result until those contracts are signed and those programs are launched.” Please revise or advise.

Response:

•
The Company has revised this disclosure to remove all language that it expects to receive substantial revenue and achieve sustained profitability, and has added, where appropriate in the document, additional disclosures that the contracts are speculative in nature, some are based on uncertain revenue share, and therefore there is no assurance that it will be able to achieve sustained revenue and profitability.

•	The Company has disclosed its current contract backlog, and has further faxed such information to the SEC’s office.

•	The Company has corrected the date from July 97 to July 2008.

•
The Company has removed any language that indicates that it believes that revenues will continue indefinitely, and have added additional disclosures that the revenues and contracts are uncertain and speculative in nature, and that the revenues may not be sufficient to cover the ongoing expenses of the Company.

Liquidity and Capital Resources, page 14

3.	We note your response to prior comment 7. Since it appears that cash flows from your contracts and other revenue sources are not reasonably assured, please revise the last paragraph accordingly.

Response: The Company has revised the disclosures to reflect that revenues are not assured and therefore the Company may not have sufficient liquidity and capital resources tosustain our operations

Business, page 17
Recent Developments, page 17

4.
In your discussion about acquiring content from vendors such as Image Entertainment once funding becomes available, you state you “intend to finish our private investment and future investment monies to provide funding for this and other similar contracts.” Please clarify this statement and explain what these investment monies are and the amount remaining. Since you also state that you will likely undertake additional financing efforts in the future, clarify the significance of such additional financing efforts to your liquidity and capital resources. We note your disclosure on page 14 that the company has ample capital and cash flow to meet all operating needs for the foreseeable future.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response: The Company has removed the language about completing its private investment, as its private investment has been previously completed and the Company does not know the terms of any future financings.

Certain Relationships and Related Transactions, page 21
7. Capital Stock, page F-25

5.
We note your response to prior comment 15. As previously requested, please revise the last sentence in the first paragraph on page 21 and the last sentence in the fourth paragraph on page F-25 to state that the options were expensed as professional services instead of “consulting expense.”

Response: The Company has revised this disclosure to state that these options were expensed as professional services expenses.

Security Ownership of Certain Beneficial Owners and Management, page 23

6.
We note your response to comment 13; however, your reference is to the selling shareholder table, not the beneficial ownership table. Therefore, we reissue comment 13 in our letter dated June 3, 2008. The introductory language to the beneficial ownership table on page 23 states that beneficial owners of five percent or more of your voting power are included in the table, yet Mr. Hansen and Mr. Morris are not included even though they each own eight percent of the company’s common stock according to footnote (4) at the top of page 24. Please include Mr. Hansen and Mr. Morris in your table and include all shares that they currently beneficially own or have a right to acquire beneficial ownership of within 60 days. We note that each purchased 2,000,000 shares in your private placement and each was granted 2,000,000 options.

Response: The Company has revised these tables accordingly.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Jonathan R. Shechter
Jonathan R. Shechter, Esq.

cc:  Mr. Ian McDaniel,
Chief Executive Officer

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

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